UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

China Mobile Limited
(Exact name of registrant as specified in its charter)

Hong Kong, China	1-14696	Not Applicable
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

60th Floor, The Center 99 Queen’s Road Central Hong Kong, China	N/A
(Address of principal executive offices)	(Postal Code)

Grace Wong Company Secretary Telephone: (852) 3121-8888
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

XRule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report Conflict Minerals Disclosure

China Mobile Limited (“China Mobile”) is filing a Conflict Minerals Report, attached as Exhibit 1.01 to this Form SD. China Mobile has also posted the Conflict Minerals Report to its corporate website at http://www.chinamobileltd.com/en/ir/sec.php. The content of such website is not a part of this Form SD. The reasonable country of origin inquiry and related due diligence conducted by China Mobile, and the results thereof, are described in the Conflict Minerals Report, which is incorporated into this Item 1.01 by reference.

Item 1.02 Exhibit

China Mobile has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

EXHIBIT 1.01 – CONFLICT MINERALS REPORT, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA MOBILE LIMITED
(Registrant)
By:	/s/DONG Xin	Date: May 27, 2021
DONG Xin Executive Director and Chief Executive Officer